UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)
                                (Amendment No. 1)


                          INFORMATION TO BE INCLUDED IN
                        STATEMENTS FILED PURSUANT TO RULE
                         13d-1(a) AND AMENDMENTS THERETO
                            PURSUANT TO RULE 13d-2(a)


                              DIRECTPLACEMENT, INC.
                    ----------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25459F109
                            ------------------------
                                 (CUSIP Number)


                Alan N. Forman, Brown Rudnick Berlack Israels LLP
                 120 West 45th Street, New York, New York 10036
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                 August 15, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 693514 20 0                                          Page 2 of 5 Pages
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1        NAME OF REPORTING PERSON:      Robert F. Kyle
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_______________]

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         SC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 959,596
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       959,596
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       960,937
                                            ------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,920,533
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
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14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement is being filed by Robert F. Kyle.

         Mr. Kyle hereby amends the Statement on Schedule 13D dated June 11, 2001 (collectively, the "Original Statement") filed by him with respect to the common stock, $.0001 par value per share ("Common Stock"), of DirectPlacement, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         The purpose of this Amendment No. 1 is to report that on August 15, 2002, Mr. Kyle exercised performance warrants issued by the Issuer in a cashless transaction for shares of Common Stock.

         Except as set forth herein, there has been no material change in the facts set forth in the Original Statement. Items and sub-items not expressly addressed herein are inapplicable with respect to the reporting person, or the responses to them with respect to the reporting person either are negative or have not changed from those of the Original Statement.

Item 2.  Identity and Background.

         (a)      This statement is filed by Robert F. Kyle.

         (b) The business address of Robert F. Kyle is 3655 Nobel Drive, Suite 540, San Diego, CA 92122.

         (c) Mr. Kyle is a member of the Board of Directors and Vice President, Secretary and General Counsel of the Issuer. The Issuer (and its subsidiaries) is a financial technology company and a leading provider of independent research to institutional investors. The Issuer is located at the address set forth in 2(b) above. The Issuer is located at the address set forth in 2(b) above.

         (d) M. Kyle has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kyle has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Kyle is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 11, 2001, Mr. Kyle surrendered 1,153,125 shares of the Issuer's Common Stock in exchange for performance warrants (the "Performance Warrants") exercisable for 1,153,125 shares of Common Stock upon the satisfaction of certain performance targets. The Performance Warrants are exercisable until May 31, 2011 at an exercise price of $.001 per share and vest based upon the satisfaction by the Issuer of certain performance targets. The first fifty percent (50%) of the shares issuable upon the exercise of the Performance Warrants (the "Warrant Shares") shall vest upon (i) the Issuer (or any subsidiary thereof) reporting cumulative total revenues commencing with the quarter ending June 30, 2001 (the "Initial Quarter") and thereafter during the Exercise Period ("Cumulative Total Revenues") of not less than $10 million, or

(ii) the Issuer (or any subsidiary thereof) reporting cumulative EBITDA (earnings before the payment of interest and taxes and before any deduction for depreciation and amortization) commencing with the Initial Quarter and thereafter during the Exercise Period ("Cumulative EBITDA") of not less than $1 million; or (iii) the Issuer (or any subsidiary thereof) reporting cumulative Gross Placements (as hereinafter defined) commencing with the Initial Quarter and thereafter during the Exercise Period ("Gross Placements") of not less than $50 million. The remaining Warrant Shares shall vest upon (i) the Issuer (or any subsidiary thereof) reporting Cumulative Total Revenues commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $20 million, or (ii) the Issuer (or any subsidiary thereof) reporting Cumulative EBITDA commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $2 million; or (iii) the Issuer (or any subsidiary thereof) reporting Cumulative Gross Placements commencing with the Initial Quarter and thereafter during the Exercise Period of not less than $100 million (collectively, the "Remaining Warrant Share Targets"). Satisfaction of 25% of either of the Remaining Warrant Share Targets accelerates the vesting with respect to 25% of the remaining Warrant Shares. "Gross Placements" means the gross proceeds received by third party issuers resulting from the sale or placement of its securities by the Issuer and/or its subsidiaries to investors without reduction, offset, or decrease for any costs or expenses incurred by such issuer and its subsidiaries in connection therewith.

         On August 14, 2002, the Issuer filed its Quarterly Report on Form 10-QSB reporting Cumulative Total Revenues of not less than $10 million. As of August 15, 2002, Mr. Kyle was issued a total of 575,221 shares of Common Stock in connection with his cashless exercise of 575,221 Performance Warrants issued to him.

         On June 11, 2001, Mr. Kyle, and Midori USA Corporation, a Delaware corporation ("Midori"), entered into an Amended and Restated Option Agreement ("Option Agreement"). Pursuant to the Option Agreement, Mr. Kyle has the right (the "Option") to (i) purchase 384,375 shares of Common Stock owned by Midori at an exercise price of $1.00 per share and (2) 1,153,125 Performance Warrants owned by Midori at an exercise price of $1.00 per Performance Warrant. The Option is exercisable immediately and expires on March 31, 2005. On August 15, 2002, Midori exercised Performance Warrants for 1,150,443 shares of Common Stock in a cashless transaction (the "Warrant Shares"). Under the terms of the Option Agreement, Mr. Kyle has the right to purchase 576,562 of the Warrant Shares and no longer has the right to purchase the same number of Performance Warrants from Midori. As a result, Mr. Kyle beneficially owns a total of 960,937 shares of Common Stock owned by Midori and has the right to purchase 576,562 Performance Warrants owned by Midori.

Item 4.  Purpose of Transaction.

         The exercise of the Performance Warrants by Mr. Kyle was for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         Mr. Kyle beneficially owns 1,920,533 shares of the Issuer's Common Stock (including 960,937 shares issuable upon the exercise of the Option), or 6.7% of the Common Stock outstanding as of August 15, 2002. Mr. Kyle has sole voting power and the sole dispositive with respect to the 959,596 shares of Common Stock owned by him. Mr. Kyle does not have any voting power, but has shared dispositive power with respect to the 960,937 shares of Common Stock held by Midori and issuable to Mr. Kyle upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 19, 2002
---------------
    (Date)



                                       /s/ ROBERT F. KYLE
                                       ----------------------------
                                       Robert F. Kyle


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